UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

Amendment No. 3

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

(Name of Subject Company)

COLE CREDIT PROPERTY TRUST, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

193269 107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 11, 2014 and Amendment No. 2 filed on April 21, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), relating to the offer by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2014 (as amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014, Amendment No. 3 filed on April 21, 2014 and Amendment No. 4 filed on April 28, 2014 (the “Schedule TO”) by Merger Sub and ARCP, as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On April 28, 2014, Merger Sub extended the Offer in accordance with the Merger Agreement until 5:00 P.M., New York City time, on May 16, 2014, unless further extended or terminated. The Offer was extended because the condition to the Offer that certain lender consents under mortgage loans secured by certain of CCPT’s properties was not satisfied by the previously scheduled Expiration Date of the Offer.

DST Systems, Inc., the Depositary for the Offer, advised that as of midnight, New York City time, at the end of the day on April 25, 2014, preliminary results indicated that approximately 6,364,125 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 63% of the currently issued and outstanding Shares.

The press release announcing the extension of the Offer issued by ARCP on April 28, 2014 is attached as Exhibit (a)(1)(x) to the Schedule TO and is incorporated herein by reference.

The Board of Directors has authorized distributions only through the earlier of (i) the closing of the Offer and (ii) May 31, 2014.”

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(10) Press Release, dated April 28, 2014, issued by American Realty Capital Properties, Inc. (incorporated by reference to Amendment No. 4 to Schedule TO/A filed by Purchaser and ARCP on April 28, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

Cole Credit Property Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer